Exhibit 5

AVRICORE HEALTH CORPORATE UPDATE – COMPANY DEMONSTRATES STRONG GROWTH

VANCOUVER, BRITISH COLUMBIA – November 30, 2023 – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “AVCR”) reports on its third quarter results which demonstrate significant growth in pharmacy locations offering HealthTab™ driving strong revenue growth and operational cashflow positivity. With demand for clinical services growing in pharmacies thanks to the ever-expanding scope and demonstrated success they are having with it; the Company expects to finish the year well ahead of the year previous and have great momentum for 2024.

“Patients and pharmacists are discovering and accessing new information that’s having a powerful impact on their care and support thanks to HealhTab,” said Hector Bremner, CEO of Avricore Health Inc. “Our ambition of helping more people live better is becoming reality each day and we are poised to make big breakthroughs in bringing this service to more patients around the world.”

Revenues and Operational Net-Positive Results Grow

Trends are still yet to be established with respect to test usage and system deployment cadence, the two primary ways the company generates revenues. The Company is not only pioneering the first turnkey solution for point-of-care testing and health data insights, but policy and funding within Canada and other nations to support this type of work in pharmacies is being implemented in real-time. However, year-over-year revenue comparisons are demonstrating strong gross revenue increases, while the Company’s fiscal discipline is leading to ever-increasing net-cashflow, despite significant investment in the HealthTab network growth.

In the three months ended September 30, 2023 revenue increased by 27% year-over-year to $953,454 and gross profit increased by 21% to $261,778. In the nine months ended September 30, 2023 revenue increased by 169% year-over-year to $2,130,744 and gross profit increased by 144% to $701,930.

While a non-cash item, stock-based compensation, made up most of the Company’s expenses leading to a net loss thus far, it’s important to recognize that a $412,400 net positive cashflow from operations was achieved, representing an increase in cash from operations of $825,960 over 2022.

For additional perspective on the positive fiscal track of the Company, consider that the Company achieved a 169% increase over 2022 nine-months revenues and a 144% increase in gross profit over the same period with operating expenses (excluding stock-based compensation) only increasing by 16%.

All of this means the Company is growing rapidly and remains in a confident position to meet future demand.

Looking Ahead

The Company has previously announced new programs and partnerships where work is ongoing. The team expects significant growth and new revenue opportunities in the year ahead as these opportunities mature. These include:

●	Being selected by Barts Heart Centre and national cardiovascular charity HEART UK to assess the feasibility of community pharmacists in the UK’s ability to complement opportunistic blood pressure checks with cholesterol testing to assess overall cardiovascular risk and build on the clinical services offered.

●	Ascensia Diabetes Care, a global diabetes care company, to integrate their blood glucose monitoring (BGM) systems, marketed as CONTOUR®NEXT GEN and CONTOUR®NEXT ONE, with HealthTab and bringing near-to-patient data into HealthTab results.

●	Launching with Rexall Pharmacies, one of Canada’s largest and most respected pharmacy brands, the second national chain to roll out HealthTab.

The Company continues many other interesting and potentially exciting conversations as it seeks to drive greater collaboration between various parties interested in patient health, both within Canada and internationally.

2023 Objectives

Further expansion of HealthTab with current partners.

(Update: There are currently 703 participating Shoppers Drug Mart® pharmacies and Loblaw family stores offering screening tests to patients via HealthTab™)

Expansion of HT in other pharmacy groups in Canada. (Update The Company recently announced Rexall Pharmacies is beginning to take HealthTab systems and looks forward to working with them.)

International expansion. (Update: The Company is excited to learn more and drive demand for HealthTab in the UK and beyond, this work is in progress.)

Hiring key positions to support technical and business development efforts.

(Update: Adding a team member last year has been sufficient to date in terms of personnel, and the use of AI tools allows the Company to drive productivity while effectively managing expenses. The team is constantly reviewing human resources needs and has an action plan in place to grow the team on an as-needed basis.)

Revenue growth and profitability.

(Update: The company’s revenues and gross profitability continue to trend in the right direction and considering the ever-rising numbers of systems, test demand and potential for more public funding aimed at pharmacy, the Company is very confident in its long-term goals.

HealthTab™ Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)

●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)

●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)

●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)

●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™, a wholly owned subsidiary, the Company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy